Feishang Anthracite Resources Limited
54th Floor, International Chamber of Commerce Tower

168 Fuhua 3rd Road

Futian CBD, Shenzhen

Guangdong, China 518048

January 3, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549
U.S.A.

Re:                                   Feishang Anthracite Resources Limited
Registration Statement on Form 20-F

Ladies and Gentlemen:

Feishang Anthracite Resources Limited (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form 20-F (the “Registration Statement”) be accelerated to 5:00 p.m., Eastern Standard Time, on January 6, 2014 or as soon thereafter as practicable.

By this request, the Company confirms that it is aware of its responsibilities under the Securities Exchange Act of 1934, as amended, as they relate to the Registration Statement, and acknowledges the following:

1.             should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.             the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our external counsel, William Y. Chua. (tel: 011-852-2826-8632; e-mail: chuaw@sullcrom.com) at Sullivan & Cromwell in Hong Kong if you have any questions regarding the foregoing.

Very truly yours,

FEISHANG ANTHRACITE RESOURCES LIMITED

By:	/s/ LI Feilie
	Name:	LI Feilie
	Title:	Chairman and Chief Executive Officer

cc:	Mr. John Reynolds
Ms. Erin Wilson
(Securities and Exchange Commission)

William Y. Chua, Esq.
(Sullivan & Cromwell)